UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1. Press release dated April 25, 2024.

Item 1

Millicom (Tigo) Board of Directors Appoints

Marcelo Benitez as CEO

Luxembourg, April 25, 2024 – Millicom announced today that its Board of Directors has appointed Marcelo Benitez as CEO of Millicom, effective June 1, 2024. Benitez has had a distinguished career with Millicom, having joined the company in Paraguay nearly 30 years ago and risen through the Company’s ranks to his most recent role as CEO of TIGO Panama.

Benitez's selection completes the final phase of a succession planning and selection process, which included a thorough evaluation of internal and external candidates to ensure that the company's next CEO possesses the vision, experience, talent and leadership qualities necessary to deliver on Millicom's strategic plans. "After an extensive evaluation, it is clear to our Board that Marcelo is the right person to lead Millicom into the future”, indicated Mauricio Ramos, Chair of the Board of Directors of the Company.

Under Marcelo’s leadership, TIGO Panama completed the successful integration of Cable Onda and Movistar Panama to become the country’s leading provider of telecom services. Prior to this, Benitez held the position of Vice President for the Central America Region, where he oversaw the Company’s operations across Honduras, El Salvador, Costa Rica, Nicaragua, and Panama. His career with TIGO has also included roles as CEO of TIGO El Salvador and CEO of Tigo Business (TIGO’s B2B operation), among others. Benitez holds an MBA from Pontificia Universidad Católica de Chile, a BBA from Pacific University, and a leadership program at Stanford University.

Ramos said, “We congratulate Marcelo on his appointment, and the entire Board looks forward to partnering with him and the leadership team as we execute on our strategic initiatives. Marcelo has the right experience and skills, as well as a deep understanding of the Company and of the Sangre Tigo culture that defines it.”

As planned in the transition process, and subject to shareholder approval at the AGM currently scheduled for May 23, 2024, Mauricio Ramos will continue as Chair of the Board of Directors of Millicom. In addition, Ramos will continue to perform key executive roles, overseeing external stakeholder relations, including government relations, joint venture partners, M&A, and legal, governance and regulatory matters.

Also subject to shareholder approval at the AGM, Maxime Lombardini will join the Board of Directors of Millicom. “We are excited that Maxime will bring his extensive experience and track record in leading telecom businesses to the Millicom Board. His knowledge of Millicom is already tremendous and his contributions to cost control and increased profitability have already been very positively impactful. We all look forward to continuing to work closely with Maxime”, indicated Ramos. Lombardini will continue in his position as President and COO until year-end to support Marcelo Benitez and ensure a continued smooth transition with a strong focus on cost savings, de-leveraging and increased profitability.

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 22:30 CET on April 25, 2024.

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2023, Millicom, including its Honduras Joint Venture, employed approximately 16,500 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: April 25, 2024